CUSIP No. 77581P109	SCHEDULE 13D	Page 1 of 16

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ROMA FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

77581P109

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

70 Lafayette Street, 7th Floor

New York, New York 10013

Telephone: (212) 233-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77581P109	SCHEDULE 13D	Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,515,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,515,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,515,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77581P109	SCHEDULE 13D	Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,515,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,515,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,515,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77581P109	SCHEDULE 13D	Page 4 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,515,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,515,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,515,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77581P109	SCHEDULE 13D	Page 5 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,515,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,515,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,515,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 77581P109	SCHEDULE 13D	Page 6 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,515,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,515,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,515,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 77581P109	SCHEDULE 13D	Page 7 of 16

Item 1. Security and Issuer

This second amendment (“Second Amendment”) to the original Schedule 13D, which was filed July 27, 2006 (the “Original Schedule 13D”) and amended on March 29, 2007 (the “First Amendment”), is being filed jointly by Stilwell Value Partners VI, L.P., a Delaware limited partnership (“Stilwell Value Partners VI”); Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and the general partner of Stilwell Value Partners VI and Stilwell Associates; and Joseph Stilwell, the general partner of Stilwell Partners and the managing and sole member of Stilwell Value LLC. All the filers of this Schedule 13D are collectively referred to as the “Group.”

This statement relates to the common stock (“Common Stock”) of Roma Financial Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2300 Route 33, Robbinsville, New Jersey 08691. The joint filing agreement of the members of the Group is attached as Exhibit 1 to the Original Schedule 13D.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VI, Stilwell Partners and Stilwell Associates, in Joseph Stilwell’s capacities as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI and Stilwell Associates.

The business address of Stilwell Value Partners VI, Stilwell Partners, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VI, Stilwell Partners and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners VI, Stilwell Associates and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell is a citizen of the United States.

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Item 3. Source and Amount of Funds or Other Consideration

The members of the Group have not purchased any shares of Common Stock since the date of the First Amendment.

Item 4. Purpose of Transaction

The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group was to profit from the appreciation in the market price of the shares of Common Stock and through the payment of dividends by asserting shareholder rights.

The Group is filing this Second Amendment to report that:  (a) it is satisfied with the Issuer’s shareholder-friendly actions to date, and (b) the Group’s holdings have declined beneath five percent of the Issuer’s outstanding Common Stock. Accordingly, with the expectation that Issuer understands and will continue working to maximize shareholder value, the Group intends to support management.

On April 2, 2007, the Group filed definitive proxy materials urging stockholders to withhold their vote from election of management’s slate of director nominees at the 2007 annual meeting, in order to send a strong message to the Issuer that stockholders want the Issuer to implement a stockholder-friendly capital allocation plan. Although holders of approximately 3,000,000 shares of the Issuer’s Common Stock withheld their votes, management’s slate of director nominees was elected.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than 5% positions in twelve other publicly traded companies. For simplicity, we refer to these affiliates as the “Group”, “we”, “us”, or “our”. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report our position in Security of Pennsylvania Financial Corp. (“SPN”). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition. We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report our position in Cameron Financial Corporation (“Cameron”). Thereafter we exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, we filed a Schedule 13D to report our position in Community Financial Corp. (“CFIC”). We reported that we acquired CFIC stock for investment purposes

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after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report our position in Montgomery Financial Corporation (“Montgomery”). On April 20, 2001, we met with Montgomery’s management, and suggested to them that they should maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after we filed our Schedule 13D, however, Montgomery’s board met and amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting our position in HCB Bancshares, Inc. (“HCBB”). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the time of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had retained a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc., and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. (“OTFC”). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but they refused. We sued them in Baker County, Oregon, and the court ruled in our favor and sanctioned them. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland and moved to invalidate our proxies; the court denied the motion and the election proceeded.

CUSIP No. 77581P109	SCHEDULE 13D	Page 10 of 16

On October 12, 2001, OTFC’s shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. They agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we disposed of substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. (“ACAP”). The Schedule 13D reported that on January 18, 2002, Michigan’s insurance department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit from the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its President and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO. On June 24, 2004, ACAP announced that after a diligent and thorough review and examination, it had decided that the best means to maximize shareholder value would be to continue to execute ACAP’s business strategy of shedding non-core businesses and to focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our nominees remaining on ACAP’s board.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. (“FPIC”). On August 12, 2003, Florida’s insurance department approved our request to buy more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC’s management had taken steps increasing its market price to more adequately reflect its value, we disposed of our shares on the open market, decreasing our holdings below five percent.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. (“COMB”). We disclosed our intention to meet with COMB’s management and evaluate management’s progress, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and

CUSIP No. 77581P109	SCHEDULE 13D	Page 11 of 16

stated that although we believed that COMB’s management had made good progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, COMB’s return on equity was substantially below average, its return on equity would be likely to remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania (“PBIP”). Most of PBIP’s shares are held by the Prudential Mutual Holding Company (the “MHC”), which is controlled by PBIP’s board. The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors. But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting. In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that in the summer of 2005, just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it had not disclosed to the public) that the MHC would be allowed to vote in favor of the plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting PBIP’s President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s meetings and its directors’ unwillingness to hold a democratic vote on the stock benefit plans by placing billboard advertisements throughout Philadelphia.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans. On August 15, 2007, the court dismissed some claims, but trial on our remaining cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duty is scheduled for April 2008.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. (“SKP”). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued them in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual

CUSIP No. 77581P109	SCHEDULE 13D	Page 12 of 16

meeting. However, SKP’s directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board and re-nominate him for re-election to the board in the spring of 2007. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after the board approved a transaction for the sale of SKP that Mr. Stilwell believed was an inferior offer. We intend to solicit shareholder proxies in opposition to the proposed sale.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. (“NECB”). A majority of NECB’s shares are held by a mutual holding company (like PBIP and Roma) controlled by NECB’s board. We plan to request a meeting with management and then formulate further plans.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 31,749,919, reported as the number of outstanding shares as of October 29, 2007, in the Issuer’s Form 10-Q for the quarter ended September 30, 2007.

(A) Stilwell Value Partners VI

(a) Aggregate number of shares beneficially owned: 1,515,000
Percentage: 4.8%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,515,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,515,000

(c) Within the past 60 days, Stilwell Value Partners VI has sold 214,900 shares of Common Stock for $3,730,008.24 in open-market transactions. The details of the transactions are set forth below:

Date	No. of Shares	Price per Share	Total Proceeds
10/1/2007	2,600	$17.26	$44,876.00
10/2/2007	10,500	$17.52	$183,960.00
10/3/2007	2,100	$17.50	$36,750.00
10/4/2007	4,460	$17.51	$78,094.60
10/5/2007	6,304	$17.66	$111,328.64
10/9/2007	2,736	$17.75	$48,564.00
10/10/2007	10,200	$17.80	$181,560.00
10/11/2007	7,500	$17.83	$133,725.00
10/12/2007	18,500	$17.90	$331,150.00
11/20/2007	150,000	$17.20	$2,580,000.00

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VI, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VI. Therefore, Joseph Stilwell is deemed to share voting

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and disposition power with Stilwell Value Partners VI with regard to those shares of Common Stock.

(e) On November 20, 2007, Stilwell Value Partners VI ceased to be the beneficial owner of more than 5% of Issuer’s Common Stock.

(B) Stilwell Partners

(a) Aggregate number of shares beneficially owned: 1,515,000
Percentage: 4.8%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,515,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,515,000

(c) Stilwell Partners has not purchased or sold shares of Common Stock within the past sixty days.

(d) Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(e) On November 20, 2007, Stilwell Partners ceased to be the beneficial owner of more than 5% of Issuer’s Common Stock.

(C) Stilwell Associates

(a) Aggregate number of shares beneficially owned: 1,515,000
Percentage: 4.8%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,515,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,515,000

(c) Stilwell Associates has not purchased or sold shares of Common Stock within the past sixty days.

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(e) On November 20, 2007, Stilwell Associates ceased to be the beneficial owner of more than 5% of Issuer’s Common Stock.

(D) Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 1,515,000
Percentage: 4.8%

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(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,515,000
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,515,000

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)  Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners VI and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VI and Stilwell Associates.

(e)  On November 20, 2007, Stilwell Value LLC ceased to be the beneficial owner of more than 5% of Issuer’s Common Stock.

(E)	Joseph Stilwell
(a)	Aggregate number of shares beneficially owned: 1,515,000
Percentage: 4.8%
(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,515,000
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,515,000

(c)  Joseph Stilwell has not purchased or sold shares of Common Stock within the past sixty days.

(d)	Not applicable.

(e)  On November 20, 2007, Mr. Stilwell ceased to be the beneficial owner of more than 5% of Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1 to the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners VI and Stilwell Associates, and managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

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Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
--	-----------
1	Joint Filing Agreement, filed with the Original Schedule 13D.

CUSIP No. 77581P109	SCHEDULE 13D	Page 16 of 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	November 21, 2007

STILWELL VALUE PARTNERS VI, L.P.

By:		STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell
Joseph Stilwell
General Partner

STILWELL ASSOCIATES, L.P.

By:		STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC
/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL
/s/ Joseph Stilwell
Joseph Stilwell